UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                              ANTARES PHARMA, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   036642106
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                                 (CUSIP Number)

Mitchell D. Kaye, Manager                           with a copy to:
Xmark Asset Management, LLC                         Steven E. Siesser, Esq.
152 West 57th Street                                Lowenstein Sandler PC
21st Floor                                          65 Livingston Avenue
New York, New York  10019                           Roseland, New Jersey  07068
(212) 247-8200                                      (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         036642106
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check  if  Disclosure of  Legal Proceedings  Is Required  Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:   New York, United States

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    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   6,394,774*
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12. Check if  the  Aggregate  Amount in  Row (11) Excludes  Certain  Shares (See
    Instructions):               Not Applicable

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13. Percent of Class Represented by Amount in Row (11):   25.7%*
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14. Type of Reporting Person (See Instructions):   IA

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*  Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), is  the holder of: (i) 392,183 shares (the "Xmark LP Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of Antares Pharma, Inc., a Minnesota corporation (the "Company"); (ii) warrants (the "Initial Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 569,325 shares of Common Stock at an exercise price of $0.28 per share (the "Initial Xmark LP Warrant Shares"), which exercise price is subject to adjustment as set forth in the Initial Xmark LP Warrants; (iii) warrants (the "2003 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 238,125 shares of Common Stock at an exercise price of $1.25 per share (the "2003 Xmark LP Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrants; and (iv) 44,927 shares (the "Xmark LP Series D Preferred Shares") of the Company's Series D Convertible Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock"). Subject to certain restrictions contained in the Company's Certificate of Designations of Series D Preferred Stock (the "Certificate of Designations"), each Xmark LP Series D Preferred Share is convertible into ten shares of Common Stock, for an aggregate of 449,270 shares of Common Stock (the "Xmark LP Conversion Shares").

Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"), is the holder of: (i) 904,315 shares of Common Stock (the "Xmark Ltd Shares," and together with the Xmark LP Shares, the "Shares"); (ii) warrants (the "Initial Xmark Ltd Warrants," and together with the Initial Xmark LP Warrants, the "Initial Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 1,680,675 shares of Common Stock at an exercise price of $0.28 per share (the "Initial Xmark Ltd Warrant Shares," and, together with the Initial Xmark LP Warrant Shares, the "Initial

Warrant Shares"), which exercise price is subject to adjustment as set forth in the Initial Xmark Ltd Warrants; (iii) warrants (the "2003 Xmark Ltd Warrant," and together with the 2003 Xmark LP Warrant and the Initial Warrants, the "Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 511,875 shares of Common Stock at an exercise price of $1.25 per share (the "2003 Xmark Ltd Warrant
Shares," and together the 2003 Xmark LP Warrant Shares and the Initial Warrant Shares, the "Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrant; and (iv) 135,234 shares of Series D Preferred Stock (the "Xmark Ltd Series D Preferred Shares", and, together with the Xmark LP Series D Preferred Shares, the "Preferred Shares"). Subject to certain restrictions contained in the Certificate of Designations, each Xmark Ltd Series D Preferred Share is convertible into ten shares of Common Stock, for an aggregate of 1,352,340 shares of Common Stock (the "Xmark Ltd Conversion Shares," and, together with the Xmark LP Conversion Shares, the "Conversion Shares").

Each of the Warrants, and the Certificate of Designations, provides that in no event shall such Warrant, or such Preferred Shares, be exercisable for, or convertible into, shares of Common Stock to the extent that the issuance of Warrant Shares and/or Conversion Shares thereunder, taking into account the Shares, would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 9.99% of the Common Stock (the "Issuance Limitation"). Such Issuance Limitation may be waived by Xmark LP and/or Xmark Ltd upon 61 days written notice to the Company. The Issuance Limitation with respect to the Initial Warrants was waived on December 30, 2003. As a result of that waiver, the Issuance Limitation with respect to the 2003 Warrants and the Conversion shares is currently ineffective.

Xmark Asset Management, LLC, ("XAM"), a New York limited liability company formerly known as Brown Simpson Asset Management, LLC, serves as investment manager for each of Xmark LP and Xmark Ltd. In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Thus, as of December 31, 2003, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 6,394,774 shares of Common Stock, or 25.7% of the Common Stock deemed issued and outstanding as of that date.

The total number of shares of Common Stock beneficially owned by XAM, including Warrant Shares and Conversion Shares is 6,394,774, or 25.7% of the outstanding shares of Common Stock as of November 10, 2003 (based on the information provided in the Company's Form 10-Q for the quarterly period ended September 30,
2003). This does not include 20,000 shares of Common Stock and Warrants to acquire 533,334 shares of Common Stock owned by certain employees of XAM, which were distributed by XAM to these employees in December, 2003 pursuant to a letter agreement. XAM disclaims beneficial ownership of the securities held by these employees. These total share numbers do include 30,000 shares of Common Stock and Warrants to acquire 266,666 shares of Common Stock (of which 166,666 were subject to an Issuance Limitation which became ineffective upon the December 30, 2003 waiver of the Issuance Limitation described above) owned by Sabbatical Ventures, LLC, a Delaware limited liability company controlled by Mitchell D. Kaye. Mr. Kaye is Manager of XAM. XAM acquired these shares of Common Stock and the Warrants to acquire these shares of Common Stock that were distributed to its employees pursuant to an Advisory Agreement, dated as of January 15, 2003.


Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Antares Pharma, Inc., a Minnesota corporation (the "Company"). The Company has principal executive offices located at 707 Eagleview Boulevard, Suite 414, Exton, Pennsylvania 19314.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Xmark Asset Management, LLC, a New York limited liability company, formerly known as Brown Simpson Asset Management, LLC ("XAM"). The business address of XAM is 152 West 57th Street, 21st Floor, New York, New York 10019.

          XAM serves as the investment manager for Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), Xmark Fund, Ltd., a Cayman Islands exempt company ("Xmark Ltd") as well as various other private investment funds (the "Funds"). Xmark LP, Xmark Ltd and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell  D.  Kaye,   whose  business   address  is  c/o  Xmark  Asset
Management, LLC, 152 West 57th Street, 21st Floor, New York, New York 10019, is the Chief Investment Officer of Xmark LP and Xmark Ltd and the Manager of XAM.

          XAM has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. XAM is a New York limited liability company.

          Mr. Kaye has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kaye is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Securities Purchase Agreement, dated as of July 12, 2002, by and among the Company, Xmark LP, Xmark Ltd and certain other parties thereto (the "2002 Purchase Agreement"): (i) on July 12, 2002, Xmark LP and Xmark Ltd purchased $40,827.50 and $134,172.50, respectively, in principal amount of the Company's 10% Secured Convertible Debentures, due July 3, 2003 (the "Initial 2002 Debentures"); (ii) on July 26, 2002, Xmark LP and Xmark Ltd purchased an additional $40,827.50 and $134,172.50, respectively, in principal amount of the Company's 10% Secured Convertible Debentures, due July 26, 2003 (the "Additional 2002 Debentures"); and (iii) on October 15, 2002, Xmark LP and Xmark Ltd purchased $34,995 and $115,005, respectively, in principal amount of the Company's 10% Secured Convertible Debentures, due October 15, 2003 (the "October 2002 Debentures," and together with the Initial 2002 Debentures, and the Additional 2002 Debentures, the "2002 Debentures"). Subject to certain restrictions contained in the 2002 Debentures, the holders of the 2002 Debentures had the right, at any time, to convert principal and accrued interest on the 2002 Debentures into Common Stock. The 2002 Debentures were convertible into shares of Common Stock at a conversion price per share equal to the lower of $2.50 or 75% of the average of the three lowest intraday prices of the Common Stock, as reported on the Nasdaq SmallCap Market. All funds used by Xmark LP and Xmark Ltd to purchase or acquire the 2002 Debentures came directly from the assets of Xmark LP and Xmark Ltd, respectively. As described below in this Item 3, the 2002 Debentures are no longer outstanding.

          On January 24, 2003 and January 31, 2003, Xmark LP and Xmark Ltd loaned the Company an aggregate of approximately $163,267, and $457,757, respectively. In exchange for such loans, the Company issued Xmark LP and Xmark Ltd 30-day 8% promissory notes in the aggregate principal amount of $163,267, and $457,757, respectively (the "Promissory Notes"). All funds used by Xmark LP and Xmark Ltd to purchase or acquire the Promissory Notes came directly from the assets of Xmark LP and Xmark Ltd, respectively. As described below in this Item 3, the Promissory Notes are no longer outstanding.

          Pursuant to an Advisory Agreement, dated as of January 15, 2003, by and between XAM and the Company (the "Advisory Agreement"), XAM was issued an aggregate of: (i) 50,000 shares of restricted Common Stock; and (ii) warrants (the "Advisory Warrants") to purchase, at any time after the issuance thereof, up to 800,000 shares of Common Stock. The Advisory Warrants have the following exercise prices: (i) 300,000 of such Advisory Warrants have an exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Advisory Warrants); (ii) 250,000 of such Advisory Warrants have an exercise price of $1.60 per share (which exercise price is subject to adjustment as set forth in the Advisory Warrants); (iii) 250,000 of such Advisory Warrant have an exercise price of $1.82 per share (which exercise price is subject to adjustment as set forth in the Advisory Warrants). These 50,000 shares of Common Stock and Advisory Warrants were issued pursuant to the terms of the Advisory Agreement and not for additional cash consideration. As described below in Item 6, in December, 2003 XAM distributed these shares and the Advisory Warrants to certain employees of XAM.

          Pursuant to a Debenture and Warrant Agreement, dated as of January 31, 2003, by and among the Company, Xmark LP, and Xmark Ltd (the "Debenture Purchase Agreement"), in consideration for the surrender of the Promissory Notes: (i) Xmark LP was issued (A) an 8% Senior Secured Convertible Debenture, due March 31, 2004, in principal amount of $163,267.45 (the "Xmark LP Debenture") and (B) a warrant (the "Initial Xmark LP Warrant") to purchase, at any time after the issuance thereof, subject to certain restrictions contained therein, up to 394,350 shares of Common Stock, at an initial exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Initial Xmark LP Warrant, and was subsequently adjusted to $0.28 per share); and (ii) Xmark Ltd was issued (A) an 8% Senior Secured Convertible Debenture, due March 31, 2004, in principal amount of $457,757.47 (the "Xmark Ltd Debenture," and together with the Xmark LP Debenture, the "Debentures") and (B) a warrant (the "Initial Xmark Ltd Warrant," and together with the Initial Xmark LP Warrant, the "Initial Warrants") to purchase, at any time after the issuance thereof, subject to certain restrictions contained therein, up to 1,105,650 shares of Common Stock, at an initial exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Initial Xmark Ltd Warrant, and was subsequently adjusted to $0.28 per share). Subject to certain restrictions contained in the Debentures, principal and accrued interest on the Debentures could be converted, at any time after the issuance thereof, into Common Stock at a conversion price of $0.50 per share (which conversion price was subject to adjustment as set forth in the Debentures). Xmark LP and Xmark Ltd acquired the Debentures and the Initial Warrants in consideration for surrender of the Promissory Notes.

          Pursuant to a separate Debenture and Warrant Agreement, also dated as of January 31, 2003, by and among the Company, Xmark LP, Xmark Ltd and the other parties named therein (the "Restated Debenture Purchase Agreement"), in consideration for the surrender of the 2002 Debentures (including all accrued interest thereon): (i) Xmark LP was issued (A) an 8% Senior Secured Convertible

Debenture, due March 31, 2004, in principal amount of $121,949.81 (the "Restated Xmark LP Debenture") and (B) a warrant (the "Additional Xmark LP Warrant") to purchase, at any time after the issuance thereof, subject to certain restrictions contained therein, up to 174,975 shares of Common Stock, at an initial exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Additional Xmark LP Warrant, and was subsequently adjusted to $0.28 per share); and (ii) Xmark Ltd was issued (A) an 8% Senior Secured Convertible Debenture, due March 31, 2004, in principal amount of $400,766.92 (the "Restated Xmark Ltd Debenture," and together with the Restated Xmark LP Debenture, the "Restated Debentures") and (B) a warrant (the "Additional Xmark Ltd Warrant," and, together with the Additional Xmark LP Warrant, the "Additional Warrants") to purchase, at any time after the issuance thereof, subject to certain restrictions contained therein, up to 575,025 shares of Common Stock, at an initial exercise price of $0.55 per share (which exercise price is subject to adjustment as set forth in the Additional Xmark Ltd Warrant, and was subsequently adjusted to $0.28 per share). Subject to certain restrictions contained in the Restated Debentures, principal and accrued interest on the Restated Debentures could be converted, at any time after the issuance thereof, into Common Stock at a conversion price of $0.50 per share (which conversion price is subject to adjustment as set forth in the Restated Debentures). Xmark LP and Xmark Ltd acquired the Restated Debentures and the Additional Warrants in consideration for surrender of the 2002 Debentures.

          Pursuant to a Purchase Agreement, dated as of July 7, 2003, by and among the Company, Xmark LP, Xmark Ltd and certain other parties thereto (the "Purchase Agreement"), on July 8, 2003: (i) Xmark LP purchased (A) 317,500 shares of Common Stock at a price of $1.00 per share, and (B) warrants (the "2003 Xmark LP Warrants") to purchase up to 238,125 shares of Common Stock; and
(ii) Xmark Ltd purchased (A) 682,500 shares of Common Stock at a price of $1.00 per share, and (B) warrants (the "2003 Xmark Ltd Warrants," and together with the 2003 Xmark LP Warrants, the "2003 Warrants") to purchase up to 511,875 shares of Common Stock. Subject to certain restrictions contained in the 2003 Warrants, the 2003 Warrants are exercisable at any time on or after the date of issuance thereof at an exercise price of $1.25 per share (subject to certain exercise price adjustments contained therein). All funds used to purchase or acquire the securities in connection with the Purchase Agreement came directly from the assets of Xmark LP and Xmark Ltd.

          Pursuant to a Securities Exchange Agreement, dated as of September 12, 2003, by and among the Company, Xmark LP, Xmark Ltd and the other parties named therein (the "Exchange Agreement"), in consideration for the surrender of the outstanding portion of the Restated Debentures (including all accrued interest thereon): (i) Xmark LP (A) was issued 44,927 shares (the "Xmark LP Series D Preferred Shares") of the Company's Series D Convertible Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock"), each of which such shares, subject to certain restrictions contained in the Company's Certificate of Designations of Series D Preferred Stock (the "Certificate of Designations"), is convertible into ten shares of Common Stock, for an aggregate of 449,270 shares of Common Stock (the "Xmark LP Conversion Shares"), (B) the exercise price of the Initial Xmark LP Warrant was reduced from $0.55 to $0.40, and (C) the exercise price of the Additional Xmark LP Warrant was reduced from $0.55 to $0.40; and (ii) Xmark Ltd (A) was issued 135,234 shares of the Company's Series D Preferred Stock (the "Xmark Ltd Series D Preferred Shares," and, together with the Xmark LP Series D Preferred Shares, the "Preferred Shares"), each of which such shares, subject to certain restrictions contained in the Certificate of Designation, is convertible into ten shares of Common Stock, for an aggregate of

1,352,340 shares of Common Stock (the "Xmark Ltd Conversion Shares," and, together with the Xmark LP Conversion Shares, the "Conversion Shares"), (B) the exercise price of the Initial Xmark Ltd Warrant was reduced from $0.55 to $0.40, and (C) the exercise price of the Additional Xmark Ltd Warrant was reduced from $0.55 to $0.40. Xmark LP and Xmark Ltd acquired the Preferred Shares in exchange for surrender of the Restated Debentures. Also on September 12, 2003, an aggregate amount of $300,000 of the Debentures were converted into an aggregate of 599,998 shares of Common Stock at a conversion price of $0.50 per share.

          The Initial Warrants, the Additional Warrants and the 2003 Warrants and the Certificate of Designations with respect to the Preferred Shares each provides that in no event shall the Preferred Shares be convertible, or the Initial Warrants, Additional Warrants or 2003 Warrants be exercisable, to the extent that the issuance of Common Stock upon such conversion and/or exercise, would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd or their affiliates, of more than 9.99% of the Common Stock (the "Issuance Limitation"). Such Issuance Limitation may be waived by Xmark LP and/or Xmark Ltd upon 61 days written notice to the Company. The
Issuance Limitation with respect to the Initial Warrants and the Additional Warrants was waived on December 30, 2003. As a result of the waiver, the Issuance Limitation with respect to the Preferred Shares and the 2003 Warrants is currently ineffective.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Pursuant to the terms of the Purchase Agreement, Xmark Fund LP and Xmark Fund Ltd have the right to designate one (1) person for nomination to the Company's Board of Directors (the "Designee"). In connection with the Purchase Agreement, the Company, Xmark LP, Xmark Ltd, Dr. Jacques Gonella (a director and principal shareholder of the Company) and Permatech Holdings AG (a principal shareholder of the Company) entered into a Voting Agreement, dated as of July 7, 2003 (the "Voting Agreement") pursuant to which the Company, Dr. Gonella and Permatech Holdings AG agreed, among other things, to take all actions within their respective control to ensure the nomination and election to the Board of Directors of the Designee.

          Other than as set forth above in this Item 4, XAM has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information derived from the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003, as of November 10, 2003 there were 19,791,296 shares of Common Stock issued and outstanding. As of December 31, 2003, Xmark LP and Xmark Ltd own, in aggregate, 1,296,498 shares of Common Stock. As of December 31, 2003, based on the December 30, 2003 waiver of the Issuance Limitation with respect to the Initial Warrants and the Additional Warrants, Xmark LP and Xmark Ltd beneficially own 6,128,108 shares of Common Stock.

          XAM possesses sole power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Thus, as of December 31, 2003, for the purposes of Reg. Section 240.13d-3, XAM, the investment manager for each of Xmark LP and Xmark Ltd, may be deemed to beneficially own 6,394,774 shares of

Common Stock, or 25.7% of the shares of Common Stock deemed issued and outstanding as of that date. Such amount includes 30,000 shares of Common Stock and warrants to acquire 266,666 shares of Common Stock owned by Sabbatical Ventures, LLC, a limited liability controlled by Mitchell D. Kaye. Such amount does not include 20,000 shares of Common Stock and Warrants to acquire 533,334 shares of Common Stock owned by certain employees of XAM, which were distributed by XAM to these employees in December, 2003. In addition, XAM expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other parties to the Voting Agreement.

          Between July 8, 2003 and 60 days prior to December 31, 2003, Xmark LP and Xmark Ltd sold an aggregate of 191,500 shares of Common Stock in open market transactions. As a result of the Issuance Limitation then in effect, XAM's beneficial ownership did not change due to such transactions.

          In addition to the transactions described above, the following table details the transactions during the 60 days prior to December 31, 2003 in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   I. Xmark LP
                                   -----------

                                   (Purchases)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

                                      NONE


                                     (Sales)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   November 6, 2003                  3,778                     $1.45
   November 7, 2003                  2,519                     $1.49
   November 11, 2003                   252                     $1.39
   November 12, 2003                   252                     $1.37
   November 13, 2003                 3,276                     $1.42
   November 14, 2003                 1,259                     $1.50
   November 17, 2003                 1,259                     $1.48
   November 19, 2003                10,327                     $1.53
   November 20, 2003                 6,045                     $1.53
   November 28, 2003                 2,519                     $1.26
   December 9, 2003                  1,259                     $1.25

                                  II. Xmark Ltd
                                  -------------

                                   (Purchases)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

                                      NONE


                                     (Sales)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   November 6, 2003                 11,222                     $1.45
   November 7, 2003                  7,481                     $1.49
   November 11, 2003                   748                     $1.39
   November 12, 2003                   748                     $1.37
   November 13, 2003                 9,724                     $1.42
   November 14, 2003                 3,741                     $1.50
   November 17, 2003                 3,741                     $1.48
   November 19, 2003                30,673                     $1.53
   November 20, 2003                17,955                     $1.53
   November 28, 2003                 7,481                     $1.26
   December 9, 2003                  3,741                     $1.25



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the purchase of the 2002 Debentures, in addition to the 2002 Purchase Agreement, Xmark LP and Xmark Ltd entered into: (i) a Registration Rights Agreement, dated July 12, 2002, pursuant to which, among other things, the Company, Xmark Fund LP, Xmark Fund Ltd and certain other parties agreed to the terms pursuant to which the Company agreed to register the shares of Common Stock issuable upon conversion of the 2002 Debentures for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration; and (ii) a Security Agreement, dated July 12, 2002 (the "Initial Security Agreement"), pursuant to which, among other things, the Company granted the parties named therein a security interest in substantially all of the assets of the Company to secure the Company's payment obligations under the debentures issued pursuant to the 2002 Purchase Agreement. In addition, the Company issued to Xmark LP and Xmark Ltd the 2002 Debentures.

          In connection with the purchase of the Debentures and the Restated Debentures, in addition to the Debenture Purchase Agreement and the Restated
Debenture Purchase Agreement, Xmark LP and Xmark Ltd entered into: (i) a Registration Rights Agreement, dated January 31, 2003, pursuant to which, among other things, the Company, Xmark Fund LP, Xmark Fund Ltd and certain other parties agreed to the terms pursuant to which the Company agreed to register the shares of Common Stock issuable upon conversion of the Debentures and the

Restated Debentures, and the shares of Common Stock issuable upon exercise of the Initial Warrants and the Additional Warrants, for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration; and (ii) an Amended and Restated Security Agreement, dated January 31, 2003, which such agreement amended and restated to Initial Security Agreement, pursuant to which, among other things, the Company granted the parties named therein a security interest in substantially all of the assets of the Company to secure the Company's payment obligations under the debentures issued pursuant to the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement. In addition, the Company issued to Xmark LP and Xmark Ltd the Debentures, the Restated Debentures, the Initial Warrants and the Additional Warrants.

          In addition, pursuant to the terms of each of the Debenture Purchase Agreement and the Restated Debenture Agreement, the Company agreed, among other things, to: (i) solicit proxies from the shareholders of the Company to vote in favor of the approval of the issuance of shares of Common Stock issuable upon conversion of the Debentures and the Restated Debentures in connection with the transactions contemplated by the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement, greater in the aggregate than 19.99% of the number of shares of Common Stock outstanding prior to the consummation of the transactions contemplated by the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement; and (ii) cause the board of directors of the Company to recommend to the stockholders that they approve such proposal. Additionally, the Company granted each of the parties to the Debenture Purchase Agreement and the Restated Debenture Purchase Agreement, the right, for a period expiring on January 31, 2005, to participate (as a purchaser and not as a seller) in any proposed sale by the Company of any equity security or any security which is convertible into or exercisable for any equity security.

          In  connection  with the  Advisory  Agreement,  XAM agreed to act as a non-exclusive financial advisor to the Company. The term of the Advisory Agreement commenced on January 15, 2003 and the agreement may be terminated by either party for any reason upon 10 days advance written notice. In connection with the Advisory Agreement, XAM was issued 50,000 shares of restricted Common Stock and the Advisory Warrants to acquire 800,000 shares of Common Stock, as described in Item 3 above. In addition, the Company agreed to reimburse XAM for reasonable out-of-pocket expenses incurred by XAM in providing services under the Advisory Agreement and, subject to certain exceptions, to indemnify XAM and its affiliates in connection with services provided under the Advisory Agreement. In December, 2003, the securities held by XAM were distributed by XAM to certain of its employees.

          In connection with the July 2003 purchase of the 1,000,000 shares of Common Stock and the 2003 Warrants, in addition to the Purchase Agreement, Xmark LP and Xmark Ltd entered into: (i) a Registration Rights Agreement, dated July 7, 2003, pursuant to which, among other things, the Company, Xmark Fund LP, Xmark Fund Ltd and certain other parties agreed to the terms pursuant to which the Company agreed to register the shares of Common Stock purchased under the Purchase Agreement and the shares of Common Stock issuable upon conversion of the 2003 Warrants for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration; and (ii) the Voting Agreement, pursuant to which, among other things, the Company, Dr. Gonella and Permatech Holdings AG agreed to take all actions within their receptive control to ensure the nomination and election to the Board of Directors of the Designee. In addition, the Company issued to Xmark LP and Xmark Ltd the 2003 Warrants. XAM expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other parties to the Voting Agreement.

          The descriptions of the transactions and agreements set forth in this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between XAM and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Securities Purchase Agreement, dated as of July 12, 2002, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.29 to the Current Report on Form 8-K, dated July 17, 2002, filed by Antares Pharma, Inc.

          2. Registration Rights Agreement, dated as of July 12, 2002, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.30 to the Current Report on Form 8-K, dated July 17, 2002, filed by Antares Pharma, Inc.

          3.   Security Agreement,  dated as of July  12,  2002,  among  Antares
Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.31 to the Current Report on Form 8-K, dated July 17, 2002, filed by Antares Pharma, Inc.

          4. Form of Secured Convertible Debenture, dated July 12, 2002, issued by Antares Pharma, Inc. to Xmark Fund, LP and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.32 to the Current Report on Form 8-K, dated July 17, 2002, filed by Antares Pharma, Inc.

          5. Debenture and Warrant Purchase Agreement, dated as of January 31, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          6. Debenture and Warrant Purchase Agreement, dated as of January 31, 2003, among Antares Pharma, Inc., Xmark Fund, LP, and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.40 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          7. Registration Rights Agreement, dated as of January 31, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.41 to the

Current Report on Form 8-K, dated  February 12, 2003,  filed by Antares  Pharma,
Inc.

          8. Amended and Restated Security Agreement, dated as of January 31, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.42 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          9. Form of Warrants, dated January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.43 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          10. Form of 8% Senior Secured Convertible Debentures, dated January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.44 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          11. Form of Amended and Restated 8% Senior Secured Convertible Debentures, dated January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit
10.45 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          12. Form of Promissory Notes, dated January 24, 2003, and January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.46 to the Current Report on Form 8-K, dated February 12, 2003, filed by Antares Pharma, Inc.

          13.  Purchase  Agreement,  dated  as of July 7,  2003,  among  Antares
Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.48 to the Current Report on Form 8-K, dated July 9, 2003, filed by Antares Pharma, Inc.

          14. Registration Rights Agreement, dated as of July 7, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.49 to the Current Report on Form 8-K, dated July 9, 2003, filed by Antares Pharma, Inc.

          15. Voting Agreement, dated as of July 9, 2003, among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., Dr. Jacques Gonella and Permatec Holding AG, incorporated by reference to Exhibit 10.50 to the Current Report on Form 8-K, dated July 7, 2003, filed by Antares Pharma, Inc.

          16. Form of Warrants, dated January 31, 2003, issued by Antares Pharma, Inc. to each of Xmark Fund, L.P. and Xmark Fund, Ltd., incorporated by reference to Exhibit 10.51 to the Current Report on Form 8-K, dated July 9, 2003, filed by Antares Pharma, Inc.

          17. Securities Exchange Agreement, dated as of September 12, 2003 among Antares Pharma, Inc., Xmark Fund, LP, Xmark Fund, Ltd., and certain other parties identified therein, incorporated by reference to Exhibit 10.57 to the Current Report on Form 8-K, dated September 15, 2003, filed by Antares Pharma, Inc.

          18. Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of Antares Pharma, Inc., incorporated by reference to Exhibit 3.8 to the Current Report on Form 8-K, dated September 15, 2003, filed by Antares Pharma, Inc.

          19. Letter Agreement, dated November 26, 2003, among Brown Simpson Asset Management, LLC and certain employees of Brown Simpson Asset Management, LLC.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 12, 2004

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   Exhibit 19


                Letter Agreement, dated November 26, 2003, among
          Brown Simpson Asset Management, LLC and certain employees of
                      Brown Simpson Asset Management, LLC.

                       BROWN SIMPSON ASSET MANAGEMENT, LLC
                              152 West 57th Street
                               New York, New York


                                November 26, 2003


Re:    Warrants to Acquire Common Stock of Antares Pharma, Inc.


To the Undersigned
  Recipient of Re-issued Warrants:

As you know, Antares Pharma, Inc. (Antares) has issued warrants to acquire its common stock to Brown Simpson Asset Management, LLC (BSAM) pursuant to an Advisory Agreement, dated January 15, 2003 between BSAM and Antares. We are going to request that Antares permit the transfer of these warrants from BSAM to certain of BSAM's employees before year end. Although this re-issuance of the warrants will not be a taxable event, you may nevertheless want to consult with your tax advisor. Our understanding is that the taxable event occurs at the time the warrant is exercised; once again, you should confirm this with your own tax advisor.

In order to facilitate this re-issuance, please provide the exact name and address in which you want the warrant re-issued (Re-issued Warrants). We will pass that information along to Antares. If you want the warrant issued to a limited liability company in which you are the sole member, you may provide that entity's information instead.

There will be certain restrictions and forfeiture provisions imposed on the Re-issued Warrants, which are set forth below. These restrictions apply to all warrants issued from time to time by Antares pursuant to the Advisory Agreement, in addition to the warrants being re-issued in connection with this letter agreement. In consideration of the distribution of the warrants as contemplated in this letter agreement, you agree to be bound by the terms and conditions of this letter agreement.

A. Sales of shares issued upon exercise of the Re-issued Warrants to each of the undersigned will be limited to no more than 1,000 shares per day. This is not an average, but rather, an absolute daily cap. If any of the undersigned violates this limitation, that person (or entity, as the case may be) shall immediately upon request of BSAM forfeit and surrender to BSAM all remaining warrants and other securities issued by Antares beneficially or legally owned by such person (or entity), and BSAM shall have the right to seek, and such person (or entity) shall be liable to BSAM for, such further damages as BSAM may suffer resulting from such violation. Each of the undersigned shall provide written notice to BSAM within two business days after his/her/its exercise of any Re-issued Warrants and sales of shares issued upon the exercise thereof.

B. If, at any time, BSAM has the opportunity to trade (or exercise before expiration) the Re-issued Warrants for securities or other property that BSAM deems to be of equal, greater or better value than the Re-issued Warrants, as determined by BSAM in its sole discretion, each recipient of Re-issued Warrants, upon request therefor, must surrender his/its/her Re-issued Warrants to BSAM in exchange for the new security or property.

C. None of the Re-issued Warrants shall be transferred , in whole or in part, by any of the undersigned without BSAM's express prior written consent, which may be given or withheld in its sole discretion.

D. As and when requested, each recipient of Re-issued Warrants agrees to provide BSAM with its tax identification number and such other information as may reasonably be requested in order to enable BSAM to comply with all applicable tax and other laws, rules and regulations.

E. BSAM makes no representations or warranties to you about the securities law restrictions that may be imposed on the Re-issued Warrants or the shares issuable upon exercise thereof, or whether any of them has been registered or is subject to an effective registration statement. As professionals in the securities and investment industries, each of the undersigned acknowledges that he (or it) is fully familiar with the restrictions imposed on unregistered and otherwise restricted securities pursuant to applicable securities laws.

F. Each of the undersigned acknowledges and agrees that (x) the restrictions imposed in this letter agreement are reasonable and necessary, and that they have been freely bargained for by the parties, and (y) without such restrictions, BSAM would not have distributed the Re-issued Warrants, and (z) the undersigned shall not sell, pledge, hypothecate, transfer, gift, assign any interest in or otherwise dispose of, any Re-issued Warrants or shares issued upon the exercise thereof if BSAM advises the undersigned, in its sole discretion, that such action is prohibited in order for BSAM or the undersigned to comply with applicable securities laws (including without limitation laws against insider trading) until further advised in writing by BSAM, in its sole discretion, that such compliance is no longer necessary. This letter agreement constitutes the entire agreement of the parties hereto, and supersedes all prior oral and written agreements concerning the subject matter hereof. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law rules. BSAM and each of the undersigned consent to the non-exclusive personal jurisdiction of the state and federal courts located in New York County, New York with respect to this letter agreement. The prevailing party in a dispute to enforce this letter agreement shall be entitled to reasonable attorneys' fees and expenses. The terms of this letter agreement are not revocable without BSAM's prior written consent, which may be given or withheld in its discretion. This letter agreement shall not be assigned, amended, waived or modified, except by a writing signed by BSAM and the applicable undersigned. This letter agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. This letter agreement may be executed in one or more counterparts, and each such counterpart shall be deemed an original. Given the unique nature of the subject matter of this letter agreement, BSAM shall be entitled to specific performance, injunctive and other equitable relief in the enforcement of this letter agreement. For purposes of emphasis and clarification, this letter agreement applies to all warrants issued from time to time pursuant to the Advisory Agreement.

Except to the extent necessary for BSAM and the Xmark Funds to comply with applicable securities laws, paragraphs A, B and C above shall cease to apply once the Xmark Funds and BSAM cease to own any securities issued by Antares, its successors or assigns.

Upon receipt of the requested name and address information, and a countersigned copy of this letter agreement, BSAM will request Antares to re-issue the warrants as contemplated herein.

Very truly yours,

BROWN SIMPSON ASSET MANAGEMENT, LLC


By:
   -----------------------------------------
Name:
     ---------------------------------------
Title:
      --------------------------------------





                       [Signatures Continued on Next Page]

Agreed to this              day of          , 2003:
               ------------        ---------


                                                  <-     Signature
--------------------------------------------


                                                  <-     Print Name
--------------------------------------------

                         <-     Number of Shares
------------------


Agreed to this              day of          , 2003:
               ------------        ---------


                                                  <-     Signature
--------------------------------------------


                                                  <-     Print Name
--------------------------------------------

                         <-     Number of Shares
------------------


Agreed to this              day of          , 2003:
               ------------        ---------


                                                  <-     Signature
--------------------------------------------


                                                  <-     Print Name
--------------------------------------------

                         <-     Number of Shares
------------------


Agreed to this              day of          , 2003:
               ------------        ---------


                                                  <-     Signature
--------------------------------------------


                                                  <-     Print Name
--------------------------------------------

                         <-     Number of Shares
------------------


Agreed to this              day of          , 2003:
               ------------        ---------


                                                  <-     Signature
--------------------------------------------


                                                  <-     Print Name
--------------------------------------------

                         <-     Number of Shares
------------------